SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act
of 1934

Date of Report
(Date of earliest event reported):   December 03, 2004

SEMPRA ENERGY

(Exact name of registrant as specified in its charter)

CALIFORNIA	1-14201	33-0732627
(State of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.

101 ASH STREET, SAN DIEGO, CALIFORNIA	92101
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (619) 696-2034

----
(Former name or former address, if changed since last report.)

FORM 8-K

Item 1.01 Entry into a Material Definitive Agreement.

2005 Deferred Compensation Plan

On December 3, 2004, based upon the recommendation of its Compensation Committee, the Board of Directors of Sempra Energy approved the Sempra Energy 2005 Deferred Compensation Plan (the "2005 Plan"). The 2005 Plan was adopted in part to comply with recently enacted Section 409A of the Internal Revenue Code of 1986 ("Code").   In addition, the Board of Directors amended Sempra Energy's Amended and Restated Sempra Energy Deferred Compensation and Excess Savings Plan to prohibit participants from making additional elective deferrals under that plan with respect to certain amounts earned on or after January 1, 2005; participants, however, will continue to be able to change their investment alternatives for the amounts credited under, and receive distributions in accordance with, that plan.

The following description of the material terms of the 2005 Plan is qualified by reference to the 2005 Plan.

The Compensation Committee may provide one or more Executive Officers, Directors and other generally highly paid employees of Sempra Energy or certain of its subsidiaries, including Southern California Gas Company and San Diego Gas & Electric Company, the right to defer a portion or all of their compensation under the 2005 Plan. Plan participants may defer a specified percentage (ranging from 6% to 100%) of their base salary and/or bonus. Participants who are Executive Officers may in certain circumstances also defer stock option exercise gains, restricted stock unit gains, SERP lump sum benefits and severance benefits. Participants who are Directors of Sempra Energy may defer 10% to 100% of their retainer payments and/or meeting and other fees under the 2005 Plan. Amounts deferred under the 2005 Plan at the election of the Participants are referred to as "Elective Deferrals."

The amounts deferred under the 2005 Plan represent an obligation of Sempra Energy to make payments to the participant at some time in the future. The amount that Sempra Energy is required to pay under the 2005 Plan is equal to the Elective Deferrals made by the plan participant, as adjusted for hypothetical gains or losses attributable to the deemed investment of the Elective Deferrals as chosen by the participants from among designated hypothetical investment alternatives, all of which is reflected in the participant's plan accounts (bookkeeping accounts maintained by Sempra Energy for each participant). The hypothetical investments for participants' accounts may include phantom shares of Sempra Energy Common Stock and may vary from time to time at the discretion of Sempra Energy's Board of Directors or the Board's Compensation Committee. In addition, Sempra Energy may make matching contributions using the guidelines offered under Sempra Energy's 401(k) Plan. Generally, the maximum Sempra Energy matching contribution is 50% of a participant's Elective Deferrals based on a maximum deferral of 6% of compensation under the 401(k) Plan and the 2005 Plan per Plan Year. Sempra Energy matching contributions are credited in phantom shares of Sempra Energy Common Stock.

Sempra Energy's deferred compensation obligations under the 2005 Plan are unsecured general obligations of Sempra Energy payable from its general assets and rank equally with its other unsecured and unsubordinated indebtedness from time to time outstanding.

All plan participants are immediately vested in all Elective Deferrals and all Sempra Energy matching contributions (and all income and gain attributable thereto) made to their plan accounts.

The amounts payable to plan participants under the 2005 Plan are distributed in accordance with the distribution provisions of the 2005 Plan. Distributions generally begin following the participant's cessation of service; however, distributions to "key employees" (as defined in Section 416(i) of the Code) generally will not begin until a date which is at least six months after the participant's termination of employment. Distributions are generally payable in annual installments of cash over a ten-year period, or, pursuant to an advance election by the participant, in annual installments of cash over a five-year or fifteen-year period or in a single lump sum. Amounts retained in the participant's plan account during the payout period continue to earn hypothetical gains and are subject to hypothetical losses. In-service distributions may only be made in a single lump sum cash payment pursuant to an advance election. Participants are also entitled to certain hardship distributions under the 2005 Plan.

Sempra Energy has reserved the right to take such action under the 2005 Plan, including amending or terminating the 2005 Plan, or distributing amounts deferred under the 2005 Plan, to the extent Sempra Energy determines such action is advisable to comply with the requirements of Section 409A of the Code. Any such action may adversely affect the rights of plan participants without their consent.

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

Retirement of Directors

On December 3, 2004, Hyla H. Bertea advised Sempra Energy's Board of Directors that she would retire as a director when her term of office expires at Sempra Energy's 2005 Annual Meeting of Shareholders and, accordingly, would not stand for re-election. Herbert L. Carter, whose term as a director expires in 2006, also advised the Board of Directors that he would retire as a director at the 2005 Annual Meeting. The Board of Directors has reduced the authorized number of directors to twelve effective concurrently with the retirements of Mrs. Bertea and Mr. Carter.

Item 9.01   Financial Statements and Exhibits.

10.1   Sempra Energy 2005 Deferred Compensation Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SEMPRA ENERGY
(Registrant)

Date: December 7, 2004   By: /s/ F. H. Ault

                                          F. H. Ault
                                          Sr. Vice President and Controller